UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 2 December, 2010

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	A news release dated November 29, 2010 entitled ‘Vodafone makes it easier to use Smartphones in Europe’

2.	Stock Exchange Announcement dated November 1, 2010 entitled ‘Transactions in Own Securities’

3.	Stock Exchange Announcement dated November 2, 2010 entitled ‘Transactions in Own Securities’

4.	Stock Exchange Announcement dated November 3, 2010 entitled ‘Transactions in Own Securities’

5.	Stock Exchange Announcement dated November 4, 2010 entitled ‘Transactions in Own Securities’

6.	Stock Exchange Announcement dated November 5, 2010 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated November 8, 2010 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated November 9, 2010 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated November 10, 2010 entitled ‘Transactions in Own Securities’

10.	Stock Exchange Announcement dated November 11, 2010 entitled ‘Transactions in Own Securities’

11.	Stock Exchange Announcement dated November 12, 2010 entitled ‘Transactions in Own Securities’

12.	Stock Exchange Announcement dated November 15, 2010 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated November 16, 2010 entitled ‘Transactions in Own Securities’

14.	Stock Exchange Announcement dated November 17, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

15.	Stock Exchange Announcement dated November 17, 2010 entitled ‘Transactions in Own Securities’

16.	Stock Exchange Announcement dated November 18, 2010 entitled ‘Transactions in Own Securities’

17.	Stock Exchange Announcement dated November 22, 2010 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated November 23, 2010 entitled ‘Transactions in Own Securities’

19.	Stock Exchange Announcement dated November 24, 2010 entitled ‘Transactions in Own Securities’

20.	Stock Exchange Announcement dated November 25, 2010 entitled ‘Transactions in Own Securities’

21.	Stock Exchange Announcement dated November 26, 2010 entitled ‘Transactions in Own Securities ‘

22.	Stock Exchange Announcement dated November 29, 2010 entitled ‘Transactions in Own Securities — Voting Rights and Capital’

29 November 2010

VODAFONE MAKES IT EASIER TO USE SMARTPHONES IN EUROPE

Vodafone today announced much simpler and lower pricing for using a smartphone whilst travelling in Europe, making it more affordable for customers to email, access social media sites and surf the Internet abroad.

The new, simple and transparent pricing provides daily and monthly rates for customers to use their domestic smartphone data plans when they are abroad. Those customers who travel occasionally can take a domestic data plan abroad for only €2 per day, which represents a cost reduction of up to 60% over existing plans and includes an increase to the data allowance. Alternatively, frequent travellers can select to take a price plan which includes data roaming within their monthly domestic package. Both offers are available for consumer or business customers.

Vittorio Colao, Chief Executive Officer of Vodafone, said: “This is the year of the smartphone and we want our 35 million European data users to feel free to use their devices in Europe in the same way as they do at home. We expect smartphone sales in Europe to grow from 32 per cent today to more than 70 per cent by 2013, and we want to drive that growth with what we believe to be the best value, market-leading roaming data packages.”

The new plans are being rolled-out in Vodafone’s major European markets during November and December 2010, in time for the winter holiday season, and across the Company’s entire European footprint by summer, next year. They build on Vodafone’s leading position in the industry following the launch in 2005 of its Passport voice roaming service, which is now used by around 28 million customers.

Today’s announcement, which will benefit the growing number of customers wanting to check emails and use applications when they roam, is backed by a major marketing campaign captioned ‘feel free to use your smartphone abroad.’

Note to Editors

Daily and monthly offers will be available across all European Vodafone markets, below are examples of the daily offer in Italy and the monthly offer in the UK.

Home Country	Price	Data allowance	Valid Destinations	Domestic Price Plan

Vodafone Italy : Daily offer	€2 per day plus domestic price plan	50MB when roaming	Vodafone’s European countries plus Switzerland, Austria, Belgium & France	All pre paid and post paid price plans
Vodafone UK : Monthly offer	Included in price plans of £40 and above (£10 for price plans below £40)	Daily allowance of up to 25MB	European Economic Area & Switzerland	All post paid price plans (included in plans over £40 per month, £10 for plans below £40)

All consumer and business customers on the daily offer will be able to access domestic price plans in Vodafone’s European countries plus France, Switzerland, Belgium and Austria. Business monthly customers will be able to include data roaming across the whole of Europe within their domestic monthly package and consumer monthly customers can use the new price plans in Vodafone countries as well as France, Switzerland, Belgium and Austria.

Vodafone’s European countries include: Czech Republic, Germany, Greece, Hungary, Ireland, Italy, Malta, the Netherlands, Portugal, Romania, Spain, and the UK.

- ends -

For further information:

Vodafone Group

INVESTOR RELATIONS	MEDIA RELATIONS
Telephone: +44 (0) 1635 33251	Telephone: +44 (0) 1635 664444

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	1 November 2010

Number of ordinary shares purchased:	9,500,000

Highest purchase price paid per share:	171.4p

Lowest purchase price paid per share:	168.7p

Volume weighted average price per share:	170.055p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 312,400,000 shares at a cost (including dealing and associated costs) of £513,255,534.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 November 2010

Number of ordinary shares transferred:	1,728,099

Highest transfer price per share:	170.7p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,357,219,539 of its ordinary shares in treasury and has 52,453,027,070 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	2 November 2010

Number of ordinary shares purchased:	9,000,000

Highest purchase price paid per share:	174.1p

Lowest purchase price paid per share:	170.7p

Volume weighted average price per share:	172.5607p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 321,400,000 shares at a cost (including dealing and associated costs) of £528,866,757.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 November 2010

Number of ordinary shares transferred:	190,202

Highest transfer price per share:	169.85p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,366,029,337 of its ordinary shares in treasury and has 52,444,217,272 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	3 November 2010

Number of ordinary shares purchased:	11,000,000

Highest purchase price paid per share:	174.3p

Lowest purchase price paid per share:	171.8p

Volume weighted average price per share:	173.031p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 332,400,000 shares at a cost (including dealing and associated costs) of £547,999,141.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 November 2010

Number of ordinary shares transferred:	656,728

Highest transfer price per share:	170.6p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,376,372,609 of its ordinary shares in treasury and has 52,433,924,000 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	4 November 2010

Number of ordinary shares purchased:	11,000,000

Highest purchase price paid per share:	175p

Lowest purchase price paid per share:	172.6p

Volume weighted average price per share:	173.7587p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 343,400,000 shares at a cost (including dealing and associated costs) of £567,211,989.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 November 2010

Number of ordinary shares transferred:	599,508

Highest transfer price per share:	172.8p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,386,773,101 of its ordinary shares in treasury and has 52,423,523,508 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 November 2010

Number of ordinary shares transferred:	2,401,844

Highest transfer price per share:	173.1p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,384,371,257 of its ordinary shares in treasury and has 52,425,925,352 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	8 November 2010

Number of ordinary shares purchased:	6,500,000

Highest purchase price paid per share:	175p

Lowest purchase price paid per share:	172.55p

Volume weighted average price per share:	173.7297p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 349,900,000 shares at a cost (including dealing and associated costs) of £578,563,142.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 November 2010

Number of ordinary shares transferred:	401,013

Highest transfer price per share:	173.15p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,390,470,244 of its ordinary shares in treasury and has 52,419,826,365 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 November 2010

Number of ordinary shares transferred:	1,316,720

Highest transfer price per share:	173.9p

Lowest transfer price per share:	164.49p

Following the above transfer, Vodafone holds 5,389,153,524 of its ordinary shares in treasury and has 52,421,271,085 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	10 November 2010

Number of ordinary shares purchased:	14,600,000

Highest purchase price paid per share:	175.2p

Lowest purchase price paid per share:	172.55p

Volume weighted average price per share:	173.7057p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 364,500,000 shares at a cost (including dealing and associated costs) of £604,056,052.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 November 2010

Number of ordinary shares transferred:	2,447,598

Highest transfer price per share:	175p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,401,305,926 of its ordinary shares in treasury and has 52,409,118,683 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	11 November 2010

Number of ordinary shares purchased:	12,000,000

Highest purchase price paid per share:	173.1p

Lowest purchase price paid per share:	171.45p

Volume weighted average price per share:	172.3726p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 376,500,000 shares at a cost (including dealing and associated costs) of £624,848,326.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 November 2010

Number of ordinary shares transferred:	265,403

Highest transfer price per share:	174p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,413,040,523 of its ordinary shares in treasury and has 52,397,384,086 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	12 November 2010

Number of ordinary shares purchased:	18,000,000

Highest purchase price paid per share:	174p

Lowest purchase price paid per share:	170.2p

Volume weighted average price per share:	172.9592p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 394,500,000 shares at a cost (including dealing and associated costs) of £656,142,872.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 November 2010

Number of ordinary shares transferred:	499,414

Highest transfer price per share:	174.3p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,430,541,109 of its ordinary shares in treasury and has 52,379,883,500 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.

Ordinary Shares

Date of purchase:	15 November 2010

Number of ordinary shares purchased:	11,300,000

Highest purchase price paid per share:	174.65p

Lowest purchase price paid per share:	171.9p

Volume weighted average price per share:	173.5553p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 405,800,000 shares at a cost (including dealing and associated costs) of £675,856,603.

Following the purchase of these shares, Vodafone holds 5,441,841,109 of its ordinary shares in treasury and has 52,368,583,500 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.

Ordinary Shares

Date of purchase:	16 November 2010

Number of ordinary shares purchased:	14,200,000

Highest purchase price paid per share:	174.2p

Lowest purchase price paid per share:	170.75p

Volume weighted average price per share:	172.2928p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 420,000,000 shares at a cost (including dealing and associated costs) of £700,449,403.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 November 2010

Number of ordinary shares transferred:	1,001,155

Highest transfer price per share:	173.95p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,455,039,954 of its ordinary shares in treasury and has 52,355,384,655 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 17 November 2010 by Computershare Trustees Limited that on 10 November 2010 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 174.3p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Wendy Becker	144
Michel Combes*	142
Andrew Halford*	142
Matthew Kirk	142
Ronald Schellekens	144

*Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	17 November 2010

Number of ordinary shares purchased:	12,000,000

Highest purchase price paid per share:	167.4p

Lowest purchase price paid per share:	166.2p

Volume weighted average price per share:	166.81876p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 432,000,000 shares at a cost (including dealing and associated costs) of £720,571,750.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 November 2010

Number of ordinary shares transferred:	284,200

Highest transfer price per share:	174.05p

Lowest transfer price per share:	174.05p

Following both the above transactions, Vodafone holds 5,466,755,754 of its ordinary shares in treasury and has 52,343,668,855 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	18 November 2010

Number of ordinary shares purchased:	11,000,000

Highest purchase price paid per share:	169.9p

Lowest purchase price paid per share:	166.5p

Volume weighted average price per share:	168.10047p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 443,000,000 shares at a cost (including dealing and associated costs) of £739,158,956.

Following the purchase of these shares, Vodafone holds 5,477,755,754 of its ordinary shares in treasury and has 52,332,668,855 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 November 2010

Number of ordinary shares transferred:	201,298

Highest transfer price per share:	170.45p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,477,554,456 of its ordinary shares in treasury and has 52,332,870,153 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	23 November 2010

Number of ordinary shares purchased:	15,000,000

Highest purchase price paid per share:	166.8p

Lowest purchase price paid per share:	163.4p

Volume weighted average price per share:	165.0999p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 458,000,000 shares at a cost (including dealing and associated costs) of £764,052,720.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 November 2010

Number of ordinary shares transferred:	111,583

Highest transfer price per share:	167.75p

Lowest transfer price per share:	167.75p

Following both the above transactions, Vodafone holds 5,492,442,873 of its ordinary shares in treasury and has 52,317,981,736 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	24 November 2010

Number of ordinary shares purchased:	12,000,000

Highest purchase price paid per share:	165.15p

Lowest purchase price paid per share:	162.3p

Volume weighted average price per share:	163.6094p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 470,000,000 shares at a cost (including dealing and associated costs) of £783,787,941.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 November 2010

Number of ordinary shares transferred:	79,286

Highest transfer price per share:	166.1p

Lowest transfer price per share:	166.1p

Following both the above transactions, Vodafone holds 5,504,363,587 of its ordinary shares in treasury and has 52,306,061,022 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	25 November 2010

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	166p

Lowest purchase price paid per share:	163.6p

Volume weighted average price per share:	165.3045p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 480,000,000 shares at a cost (including dealing and associated costs) of £800,404,351.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 November 2010

Number of ordinary shares transferred:	69,140

Highest transfer price per share:	167.75p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,514,294,447 of its ordinary shares in treasury and has 52,296,130,162 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	26 November 2010

Number of ordinary shares purchased:	13,300,000

Highest purchase price paid per share:	165.9p

Lowest purchase price paid per share:	162.9p

Volume weighted average price per share:	164.7173p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 493,300,000 shares at a cost (including dealing and associated costs) of £822,425,671.

Following the purchase of these shares, Vodafone holds 5,527,594,447 of its ordinary shares in treasury and has 52,282,830,162 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.

Ordinary Shares

Date of purchase:	29 November 2010

Number of ordinary shares purchased:	19,000,000

Highest purchase price paid per share:	165.9p

Lowest purchase price paid per share:	159.95p

Volume weighted average price per share:	162.385p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 512,300,000 shares at a cost (including dealing and associated costs) of £853,439,259.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 November 2010

Number of ordinary shares transferred:	68,797

Highest transfer price per share:	165.2p

Lowest transfer price per share:	92.99p

Following the above transactions, Vodafone holds 5,546,525,650 of its ordinary shares in treasury and has 57,810,424,609 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,263,898,959 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,263,898,959. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 2 December, 2010	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary